Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 15, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Snow Capital Opportunity Fund (S000011970)

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of May 28, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 185 to its registration statement, filed on behalf of its series, the Snow Capital Opportunity Fund (the “Fund”).  PEA No. 185 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on April 16, 2010 for the purpose of conforming the Fund’s prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239 and 274.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Fees and Expenses of the Fund

1.
Staff Comment:  Please confirm that the expense waiver described in footnote (2) to the Fees and Expenses of the Fund table and reflected in the Example will extend for a period of at least one year from the date of the prospectus.

Response:  The Trust responds by stating supplementally that the expense waiver is in place for a term expiring no earlier than August 31, 2011, and by revising the footnote to reflect this expiration date.  The Trust further responds by confirming supplementally that the calculation of the Example reflects the waiver for a one-year period only.

2.
Staff Comment:  Please confirm whether the “Maximum Level Sales Charge” reflected in the table for Class A shares is correctly presented as a sales charge, or, if not, consider re-designating the charge as a redemption fee or deferred sales charge.

Response:  The Trust responds by re-designating the “Maximum Level Sales Charge” for Class A shares as a deferred sales charge, which is only assessed on Class A shares purchased at the $1 million breakpoint and above and subsequently redeemed within 12 months of purchase.  For clarification purposes, the Trust has added a footnote to the table to clarify the application of this deferred sales charge for Class A shares.

Prospectus – Summary Section – Principal Investment Strategies

3.	Staff Comment: Please revise the discussion of the Fund’s investments in exchange-traded funds (“ETFs”) to clarify that the Fund will invest in ETFs that invest in equity securities.

Response:  The Trust responds by revising the applicable disclosure to read as follows:

“To achieve its investment objective, the Fund will invest primarily in equity securities, including both common and preferred stocks, and shares of other investment companies and ETFs that invest in equity securities.”

4.
Staff Comment:  The Staff notes that this section states that “the Fund may invest in debt instruments, including corporate debt securities, convertible debt and commercial paper, and may invest up to 25% of its net assets in U.S. Government or U.S. agency obligations,” and further states that “the Fund may invest up to 15% of its net assets in debt securities of varying maturities and durations, and including debt securities that fall below investment grade debt.”  Please revise to clarify these conflicting statements.

Response:  The Trust responds by revising the applicable disclosure into two separate statements, reading as follows:

“The Fund may invest up to 25% of its net assets in U.S Government or U.S. agency obligations.”

and

“The Fund may invest in up to 15% of its net assets in debt securities of varying maturities and durations, and including debt securities that fall below investment grade debt (securities rated below BBB by Standard & Poor’s Ratings Services (“S&P”) or below Baa by Moody’s Investors Service, Inc. (“Moody’s”)) — commonly referred to as “junk bonds” or “high yield bonds.”

5.	Staff Comment: Please clarify the strategies the investment adviser applies to achieve the Fund’s investment objective of protection of investment principal.

Response:  The Trust responds by stating that an important component of the investment adviser’s investment process is an intense focus on a company’s balance sheet and cash flow statement.  The investment adviser’s analysis of balance sheets and cash flow statements is centered on determining whether a company can sustain itself through the problems that have caused its equity valuation to fall and subsequently brought the company’s stock to the adviser’s attention.  The investment adviser generally attempts to purchase equities for the Fund’s portfolio after an event in which the company’s equity valuation has fallen and business conditions are unfavorable, if not at or near a cyclical bottom. This is done in conjunction with extensive research to confirm the adviser’s opinion that a company can survive the near-term problems.  While the investment adviser’s analysis does not eliminate the occurrence of short-term equity valuation volatility, the adviser believes that this process provides for a reasonable level of capital protection.

Another component of the investment adviser’s investment process that attempts to address the issue of short-term equity value fluctuation is the adviser’s option investment activity.  Through options investments, the investment adviser attempts to both enhance equity returns relative to a long-only equity strategy and to lower the overall volatility of such a portfolio.  The investment adviser believes that taking option premiums through the sale of covered calls or naked puts adds income and reduces portfolio volatility versus what one could expect in the portfolio without the use of these instruments.  Additionally, the purchase of puts and calls when the investment adviser believes premiums are low adds an additional “hedge” against extreme movements in the markets and individual stocks.

Prospectus – Summary Section – Principal Risks

6.	Staff Comment: The Staff suggests that the Trust consider consolidating principal risk disclosures to the extent possible.

Response:  The Trust responds by consolidating (i) Equity Market Risk and Preferred Stock Risk; (ii) Shares of Other Investment Companies Risk and ETFs Risk; (iii) Foreign Securities Risk and Emerging Markets Risk; and (iv) Credit Risk, Liquidity Risk and Prepayment Risk; to read as follows:

•
Equity Market Risk.  Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change.  Preferred stocks are subject to the risk that the dividend on the stock may be changed or omitted by the issuer, and that participation in the growth of an issuer may be limited.

•
Shares of Other Investment Companies and ETFs Risks.  You will indirectly bear fees and expenses charged by the underlying funds in which the Fund may invest in addition to the Fund’s direct fees and expenses and, as a result, your cost of investing in the Fund will generally be higher than the cost of investing directly in the underlying fund shares.  Investments in ETFs bear the risk that the market price of the ETF’s shares may trade at a discount to their net asset value (“NAV”) or that an active trading market for an ETF’s shares may not develop or be maintained.

•
Foreign Securities and Emerging Markets Risks.  Investing in foreign securities includes risks relating to political, social and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices, including fluctuations in foreign currencies.  Countries in emerging markets are generally more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues.

•
Debt Securities Risks.  Interest rates may go up resulting in a decrease in the value of the debt securities held by the Fund.  Investments in debt securities include credit risk, which is the risk that an issuer will not make timely payments of principal and interest.  There is also the risk that a bond issuer may “call,” or repay, its high yielding bonds before their maturity dates.  Debt securities subject to prepayment can offer less potential for gains during a declining interest rate environment and similar or greater potential for loss in a rising interest rate environment.  Limited trading opportunities for certain debt securities may make it more difficult to sell or buy a security at a favorable price or time.

7.	Staff Comment: Please revise the “Tax Risk” disclosure to clarify that adverse tax consequences will be passed on to the Fund’s shareholders.

Response:  The Fund responds by revising the applicable disclosure to read as follows:

•
Tax Risk.  Certain of the Fund’s investment strategies, including transactions in options and futures contracts, may be subject to the special tax rules, the effect of which may have adverse tax consequences for the Fund and which may result in adverse tax consequences for the Fund’s shareholders.

Prospectus – Summary Section – Performance

8.	Staff Comment: Please revise the statement that the after-tax returns for the Class A and Class C shares will vary to read that the after-tax returns for the Class A and Class C shares will be higher.

Response:  The Fund responds by making the requested revision.

Prospectus – Shareholder Information – Short-Term Trading and Redemption Fees

9.	Staff Comment: Please define the term “FIFO” in this section.

Response: The Trust responds by noting that “FIFO” is previously defined on page 16 in the section entitled “Sales Charge Reductions and Waivers”.

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers